UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-39305

Dada Nexus Limited

(Translation of registrant’s name into English)

22/F, Oriental Fisherman’s Wharf

No. 1088 Yangshupu Road

Yangpu District, Shanghai 200082

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Dada Announces Certain Management Changes

Dada Nexus Limited (“Dada” or the “Company”) today announces that, Mr. Jeff Huijian He, who formerly served as the Company’s President and Director, is stepping down following the substantial completion of the Independent Review that was separately disclosed in the Company’s Form 6-K today. Mr. Bing Fu, who currently leads the Company’s Dada Now business, will serve as the Company’s Interim President and oversee the Company’s business operations under the guidance of the board of directors, effective immediately. Meanwhile, the board of directors is actively evaluating the Company’s leadership composition in light of the Company’s long term development plans.

Mr. Bing Fu has served as the General Manager of the Company’s Dada Now business since August 2022, and he is an expert in the logistics space. Prior to this, Mr. Fu held multiple managerial roles in JD Logistics, Inc. with his last position as Chief Strategy Officer. Mr. Fu holds a bachelor’s degree in automation from the University of Science and Technology Beijing and an EMBA degree from China Europe International Business School.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dada Nexus Limited

	By:	/s/ Henry Jun Mao
	Name:	Henry Jun Mao
	Title:	Chief Financial Officer

Date: March 5, 2024